Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Trustmark Corporation:

We consent to the use of our reports dated February 23, 2016, with respect to the consolidated balance sheets of Trustmark Corporation as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which appear in Trustmark Corporation’s Annual Report on Form 10-K for the year ended December 31, 2015, incorporated by reference in this registration statement on Form S-8.

/s/ KPMG LLP

Jackson, Mississippi
September 15, 2016